Exhibit 21.1

List of Subsidiaries

Subsidiary	Jurisdiction of incorporation or organization

Jiahao International (HK) Limited	Hong Kong

Jiangsu Baikang Bio-Tech Co., Ltd. (99.86% owned by Jiahao International (HK) Limited)	People’s Republic of China

Jiangsu Baijiale Oil Crop Co., Ltd.	People’s Republic of China

Jiangsu Baikang Purification Engineering Equipment Co., Ltd.	People’s Republic of China